Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-161379

$150,000,000

Floating Rate First and Refunding Mortgage Bonds Series 2011D,

Due 2014

SUMMARY OF TERMS

Issuer:	Southern California Edison Company

Security:	Floating Rate First and Refunding Mortgage Bonds, Series 2011D, Due 2014

Principal Amount:	$150,000,000

Ratings of Securities*:	A1 / A / A+ (Moody’s / S&P / Fitch)

Trade Date:	October 6, 2011

Settlement Date:	October 12, 2011 (T+3)

Maturity:	September 15, 2014

Interest Rate Basis:	LIBOR

Index Maturity:	3-months

Spread:	+45 basis points

Interest Payment Dates:	March 15, June 15, September 15 and December 15

First Interest Payment Date:	December 15, 2011

Public Offering Price:	100.000%

Optional Redemption:	Not applicable

CUSIP/ISIN:	842400 FS7 / US842400FS79

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated CastleOak Securities, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and CastleOak Securities, L.P. toll-free at 1-800-707-8817.